Exhibit 12.1



                        ANNALY MORTGAGE MANAGEMENT, INC.

    Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends


       The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

                                    For the Three    For the Year    For the Year    For the Year    For the Year    For the Year
                                    Months Ended        Ended            Ended           Ended           Ended           Ended
                                      March 31,      December 31,     December 31,    December 31,   December 31,     December 31,
                                       2006             2005             2004            2003            2002              2001
Net (loss) income before taxes        ($8,864)          $1,497         $253,050        $180,103        $219,507         $92,278
Add: fixed charges (interest
     expense)                         167,512          568,560          270,116         182,004         191,758         168,055
     preferred stock dividend           3,648           14,593            7,745               -               -               -


Earnings as adjusted                 $158,648         $570,057         $523,166        $362,107        $411,265        $260,333

Fixed charges (interest expense)
+ preferred stock dividend           $171,160         $583,153         $277,861        $182,004        $191,758        $168,055

Ratio of earnings to combined
fixed charges and preferred stock
dividends                               0.93X            0.98X            1.88X           1.99X           2.14X           1.55X